UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 20, 2018
Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________
Enclosure: A press release dated February 15, 2018, regarding the dividend distribution proposal.

Istanbul, February 15, 2018
Announcement Regarding the Dividend Distribution Proposal

In line with our Company’s dividend policy approved during the Ordinary General Assembly Meeting held on March 26th, 2015 and pursuant to the resolution disclosed on January 30th, 2018, for not factoring in the negative effect of the provision amount recognized with respect to Law No: 7061, Turkcell Board of Directors has taken the decision to submit the proposal on the distribution of our Company’s dividend in a gross amount of TRY 1,239,500,000 and equivalent of a gross cash dividend of TRY 0.5634091 (net TRY 0.4788977) per ordinary share with a nominal value of TRY 1, in accordance with the dividend distribution proposal table which have been prepared for the related fiscal year, to the discussion and approval of the Ordinary General Assembly of Shareholders to be held for fiscal year 2017.

Furthermore, the Board of Directors decided to propose the distribution of the respective amount to the shareholders in cash and in three equal installments as of 18 June 2018, 17 September 2018 and 17 December 2018, regardless of the issuance and acquisition date of these shares while in proportion to the shares held.

Herewith enclosed are the details of the dividend distribution proposal decision taken, the dividend distribution table and dividend per share.

Proposed Gross Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)
First Installment	Second Installment	Third Installment	Total
0.1878030	0.1878030	0.1878031	0.5634091

Proposed Net Cash Dividend per Ordinary Share with a nominal value of TRY 1 (TRY)
First Installment	Second Installment	Third Installment	Total
0.1596326	0.1596326	0.1596325	0.4788977

Proposed Cash Dividend Date
First Installment	Second Installment	Third Installment
18.06.2018	17.09.2018	17.12.2018

Note: The gross cash dividend per ordinary share with a nominal value of TRY 1 in each installment will exactly be TRY 0.1878030 (net TRY 0.1596326). However, this cannot be stated as such in the above tables which are part of Public Disclosure Platform disclosure due to technical reasons.

Notice: Please note that the payment of the dividend described above is contingent upon our AGM being duly convened and on obtaining a favorable vote from our shareholders at such meeting.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

ANNEX: Board of Directors Dividend Distribution Proposal

The Board of Directors of the Company decided to distribute an aggregate gross cash of TRY 1,239,500,000 which corresponds to approximately 63% of Turkcell’s net distributable income pertaining to the year 2017, to be paid in cash to our shareholders in accordance with the below conditions explained hereunder as part of the resolution:

1.
As a result of the activities of our Company, pertaining to the period between January 1,  2017 and December 31, 2017, our Company’s profit, calculated according to the consolidated financial statements, which were audited independently in accordance with the Capital Markets Board Communiqué numbered II-14.1, named “Communiqué Regarding the  Financial Reporting in Capital Markets” is TRY  2,550,886,631- and the commercial  profit calculated according to the provisions of Turkish Commercial Code is TRY 485,255,736-,

2.
TRY 1,979,129,024- after tax profit calculated according to the consolidated financial statements shall be taken as the basis for dividend distribution in accordance with “Guide of Dividend” which was published on 27 January 2014,

3.	As the ceiling designated in the Turkish Commercial Code (TCC) for the first legal reserve has been reached by our company; there is no first legal reserve set aside,

4.
TRY  1,979,129,024- is the distributable dividend  of  the Company, pertaining to the year 2017 and TRY 2,092,214,024- calculated by adding TRY  113,085,000- which is the aggregate amount of the donations made during the year, to the above mentioned amount shall be taken as the first dividend basis,

5.
In accordance with the provisions declared in the Capital Markets Board (“CMB”) Communiqué Serial: II-19.1 on “Dividends”, clauses set in the Articles of Association of our company and the dividend distribution policy that was approved during the Ordinary General Assembly Meeting of our Company held on March 26th, 2015; TRY  418,442,805-, which is 20%,  of the first dividend basis, amounting to TRY  2,092,214,024- shall be distributed as the first cash dividend and the secondary reserve amounting to TRY 112,950,000- shall be separated from the rest of the net distributable current year profit,

a. The total amount of TRY 1,239,500,000-, which shall be distributed in cash, shall be distributed from the previous year’s statutory profit.
b. The withholding tax deductions shall be applicable on the amount to be distributed in cash, TRY 1,239,500,000- as mentioned hereinabove,
c. In this respect, a gross amount of TRY 0.5634091- shall be paid in cash to our shareholders for each share, having a nominal value of TRY 1.- (One  Turkish Lira),and hence the aggregate gross amount of cash dividend payment shall be TRY 1,239,500,000-,

6.	TRY 626,679,024- which is the remaining of the 2017 year’s distributable profit after the cash dividend distribution shall be :
a. Regarded as previous year’s profit and set aside within the Company,
b. The withholding tax deductions shall be applicable on the amount, which is set aside as 2017 fiscal year’s profit, in case such amount shall be subject to redistribution.

	TURKCELL İLETİŞİM HİZMETLERİ A.Ş. 2017 DIVIDEND DISTRIBUTION TABLE (TL)

1)	Paid / Issued Capital				2,200,000,000

2)	Total Legal Reserves ( in accordance with statutory records)				1,407,842,712

	If there is information about privilege in dividend distribution in accordance with the Articles of Association

	DISTRIBUTION OF THE PROFIT FOR THE PERIOD		According to CMB		According to Statutory Records (SR)

3)	Profit for the period		2,550,886,631		485,255,736

4)	Tax (-)		571,757,607		11,557,098

5)	Net Profit for the period (=)	(3-4)	1,979,129,024	(3-4)	473,698,638

6)	Prior Years’ Loses (-)		-		-

7)	Primary Legal Reserves (-)	((5YK-6YK)*0.05)	-	((5YK-6YK)*0.05)	-

8)	NET DISTRIBUTABLE PROFIT (=)	(5-6-7)	1,979,129,024	(5-6-7)	473,698,638

9)	Donations made during the year		113,085,000

10)	Net distributable profit including donations that is the base of calculation of first legal reserves	(8+9)	2,092,214,024

11)	First Dividend		418,442,805
a	-Cash		-
b	-Cash	(10*the minimum	418,442,805
c	-Share	rate determined by	-
	-Total	the CMB)	418,442,805

		Amount of the
		dividend for
		privileged
		shareholders in
		accordance with
		the articles of
12)	Dividend paid to preference shares	Association	-

13)	Dividends paid to Board Members, employees and etc.		-

14)	Dividend paid to Redeemed Share Owners		-

15)	Secondary Dividend		821,057,195

		((11+12+13+14+15)-
16)	Secondary Legal Reserves	(H5*0.05))/10	112,950,000

17)	Status Reserves		-

18)	Special Reserves		-

		8-
		(11A+12+13+14+16+17+
19)	EXTRA ORDINARY RESERVES (*)	18)	626,679,024

20)	Other Distributable Sources		-
	-Prior years’ profits(**)		-		1,239,500,000
	-Ekstra Ordinary Reserves		-
	-Other Distributable Reserves in
	accordance with legislation and Articles of
	Association*		-

(*) TRY 626.679.024 – which is the remaining of the 2017 year’s distributable profit after the cash dividend distribution made, shall be regarded as previous year’s profit in SPK records,
(**) Pertaining to the period between January 1, 2017 and December 31, 2017, our Company’s profit calculated according to the consolidated financial statements, which were audited independently in accordance with the “Communiqué Regarding the Financial Reporting in Capital Markets” the total amount of TRY 1.239.500.000, which shall be distributed in cash from statutory previous year’s profit
(***) Dividend regarding to buy-back shares will be recorded in free reserves at statutory accounts.

INFORMATION ON DIVIDEND PAY OUT RATIO(1)
INFORMATION ON DIVIDEND PER SHARE
	Group	TOTAL DIVIDEND AMOUNT (TRY)	DIVIDEND FOR A SHARE WITH A NOMINAL VALUE OF 1 TL
			AMOUNT (TRY)	RATIO (%)
GROSS	A
	B
	TOTAL	1,239,500,000	0.5634091	56.34
	There are no groups of shares in Our Company. Withholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
NET	A
	B
	TOTAL	1,053,575,000	0.4788977	47.89
	There are no groups of shares in Our Company. Withholding tax will be applied on distributed gross dividend in accordance with applicable tax regulations on the distribution date.
RATIO OF DIVIDEND DISTRIBUTION TO THE NET DISTRIBUTABLE PROFIT INCLUDING DONATIONS
DISTRIBUTED DIVIDEND AMOUNT (TRY) TO SHAREHOLDERS	INCLUDING DONATIONS (%)
1,239,500,000	59.24

(1) Group shares will be disclosed separately if there exists any privileged shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 20, 2018	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 20, 2018	By:	/s/Bulent Aksu
	Name:	Bulent Aksu
	Title:	Finance Executive Vice President